Notice of Exempt Solicitation (MSFT)

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Microsoft Corporation (MSFT)

Name of person relying on exemption: John Chevedden, Shareholder since 2021

Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Sandra Peterson, Chair of the Microsoft Governance Committee, Deserves Your Against Vote

Microsoft went ahead and published its annual meeting proxy without publishing 2 rule 14a-8 shareholder proposals that were under Securities and Exchange Commission deliberation in the SEC no action process. One of the proposals was for an independent Board Chairman for Microsoft.

Microsoft in effect told the SEC that it would not wait for the SEC to decide Microsoft’s no action requests and would issue its 2025 annual meeting proxy omitting the proposals. Microsoft then issued its 2025 proxy on the same day as it wrote its letter to the SEC.

Microsoft did not give any evidence to this proponent that it gave the SEC any indication in September or October 2025 that it was approaching its preferred deadline to issue its annual meeting proxy. The SEC is very good in accommodating companies that are approaching their preferred deadlines for issuing their proxies.

It has generally been a rule for decades that companies do not omit rule 14a-8 proposals from their proxies unless the SEC advises them that the SEC will take no action against the specific company for omitting a rule 14a-8 proposal.

Sandra Peterson is the Chair of the Microsoft Governance Committee and bears ultimate responsibility for this unilateral omission of rule 14a-8 proposals from the 2025 Microsoft annual meeting proxy. This is a massive step backwards for shareholder rights and property rights.

I hope Ms. Peterson has no ambition to be a director at any other company.